UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2017

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: October 10, 2017	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Open Market Sale Agreement SM between Sierra Metals Inc. and Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc., and Noble Capital Markets Inc. dated October 10, 2017.

99.2	Press Release dated October 10, 2017 - Sierra Metals Announces "At the Market" Issuance Program and Filing of Prospectus Supplement.

99.3	Consent of Matthew Hastings.

99.4	Consent of Gordon Babcock.

99.5	Consent of Americo Zuzunaga.

99.6	Consent of Augusto Chung.

Exhibit 99.1 and Exhibit 99.3, 99.4, 99.5 and 99.6 included with this Report on Form 6-K are each hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076), as amended or supplemented.

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